EXHIBIT 95

Signal Peak Mine Safety

Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which was enacted on July 21, 2010, contains reporting requirements regarding mine safety, including, to the extent applicable, disclosing in periodic reports filed under the Securities Exchange Act of 1934 the receipt of certain notifications from the MSHA
Signal Peak received the following notices of violation and proposed assessments for the Mine under the Mine Act during the year ended December 31, 2011:

Signal Peak
Number of significant and substantial violations of mandatory health or safety standards under 104*	116
Number of orders issued under 104(b)*	—
Number of citations and orders for unwarrantable failure to comply with mandatory health or safety standards under 104(d)*	—
Number of flagrant violations under 110(b)(2)*	—
Number of imminent danger orders issued under 107(a)*	—
MSHA written notices under Mine Act section 104(e)* of a pattern of violation of mandatory health or safety standards or of the potential to have such a pattern	—
Pending Mine Safety Commission legal actions (including any contested citations issued)	35
Number of mining related fatalities	—
Total dollar value of proposed assessments	$8,209

*	References to sections under Mine Act
The inclusion of this information in this report is not an admission by FirstEnergy that it controls Signal Peak or that Signal Peak is FirstEnergy’s subsidiary for purposes of Section 1503 or for any other purpose.
More detailed information about the Mine, including safety-related data, can be found at MSHA’s website, www.MSHA.gov. Signal Peak operates the Mine under the MSHA identification number 2401950.